Tejon Ranch Co.

P.O. Box 1000

Lebec, California 93243

May 16, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention: Shih-Kuei Chen and Ruairi Regan

    Re: Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-264642)

Ladies and Gentlemen:

Tejon Ranch Co. (the “Company”) hereby respectfully requests that, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-3 (File No. 333-264642) be accelerated so that the referenced Registration Statement will become effective on Thursday, May 19, 2022, at 9:00 a.m., Eastern time, or as soon as practicable thereafter.

Please direct any questions regarding this filing to me at (661) 663-4220.

Sincerely,

TEJON RANCH CO.

By:	/s/ Robert Velasquez
Robert Velasquez
Chief Accounting Officer

cc:    Peter Wardle, Gibson, Dunn & Crutcher LLP